UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: November 29, 2010	By	/S/ FRANK NGAI CHI CHAN
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Third Quarter 2010 Financial Results

New York, November 29, 2010 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2010.

As of November 12, 2010, the ratio for Gushan’s ADSs representing ordinary shares, had changed from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing ten (10) ordinary shares. The Company presents all per ADS data and number of ADSs in this press release as if the ratio change was effective as of the beginning of the earliest period presented.

Highlights for Third Quarter 2010

•	Total revenues decreased by 63.0% year-to-year and 31.1% quarter-on-quarter to RMB41.5 million (US$6.2million).

•

Cost of revenues decreased by 58.3% year-to-year and 30.3% quarter-on-quarter to RMB65.4 million (US$9.8 million), including a provision of RMB2.4 million (US$0.4million) for consumption tax pending a determination by PRC tax authorities. Factors other than the provision for consumption tax accounted for a decrease in cost of revenues by 54.3% year-to-year and a decrease by 30.0% quarter-on-quarter principally as a result of decreased production and sales volume during the period.

•	Gross loss amounted to RMB23.9 million (US$3.6 million), compared to a gross loss of RMB44.7 million for the third quarter of 2009 and a gross loss of RMB33.6 million for the second quarter of 2010.

•	Impairment loss on property, plant and equipment amounted to RMB951.0 million (US$142.1 million), compared to nil for the third quarter of 2009 and RMB41.7 million for the second quarter of 2010.

•	Loss from operations totaled RMB1,016.1 million (US$151.9 million), compared to loss of RMB77.3 million for the third quarter of 2009 and loss of RMB112.7 million for the second quarter of 2010.

•	Net loss amounted to RMB999.0 million (US$149.3 million), compared to net loss of RMB79.1 million for the third quarter of 2009 and net loss of RMB108.5 million for the second quarter of 2010.

•

Net loss excluding share-based compensation expenses, impairment loss of property, plant and equipment and the tax effect thereof (non-GAAP) totaled RMB58.0 million (US$8.7 million), compared to net loss of RMB72.5 million for the third quarter of 2009 and net loss of RMB64.7 million for the second quarter of 2010. (Note 1)

•	Sales volume of biodiesel decreased by 66.3% year-to-year and 34.8% quarter-on-quarter to 8,363 tons.

•	Average selling price of biodiesel increased by 13.7% year-to-year and 5.2% quarter-on-quarter to RMB4,672 (US$698.3) per ton.

•

Annual biodiesel production capacity decreased by 60,000 tons (approximately 18 million gallons) year-to-year as well as quarter-on-quarter to 390,000 tons (approximately 117 million gallons) as a result of the relocation of our Sichuan plant which is currently being undertaken.

•	Cash balance amounted to RMB438.8 million (US$65.6 million) with no bank borrowings as of September 30, 2010.

		Three Months Ended
(in US$ thousands, except per share data and operating data)		September 30, 2009	June 30, 2010	September 30, 2010
		(Note 2)	(Note 2)	(Note 2)
Revenues		16,781	9,002	6,206
Gross loss		(6,687)	(5,024)	(3,569)
Loss from operations		(11,560)	(16,842)	(151,875)
Net loss		(11,817)	(16,216)	(149,319)

Net loss per ordinary share - Diluted		(0.071)	(0.097)	(0.895)
Net loss per ADS - Diluted		(0.708)	(0.972)	(8.950)
Non-GAAP net loss per ADS – Diluted (Note 1)		(0.650)	(0.580)	(0.519)

Gross loss margin (Note 3)		(39.8%)	(55.8%)	(57.5%)
Operating loss margin (Note 3)		(68.9%)	(187.1%)	(2,447.4%)
Net loss margin (Note 3)		(70.4%)	(180.1%)	(2,406.2%)
Non-GAAP net loss margin (Note 1 & 3)		(64.6%)	(107.5%)	(139.7%)

Sales volume of biodiesel (Note 4)	tons	24,847	12,833	8,363
Average selling price of biodiesel (Note 4)	RMB/ton	4,111	4,439	4,672
Sales volume of biodiesel by-products	tons	4,968	1,682	1,260
Average selling price of biodiesel by-products	RMB/ton	2,031	1,938	1,944

Note 1: GAAP represents Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP” or “GAAP”) in this press release. All non-GAAP measures exclude share-based compensation expenses, impairment loss of property, plant and equipment and the tax effect thereof. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth elsewhere in this press release.

Note 2: Translation from RMB into US$ at RMB6.6905 to US$1.00, see “Currency Convenience Translation” below.

Note 3: Gross loss margin, operating loss margin, net loss margin and non-GAAP net loss margin represent gross loss, operating loss, net loss and non-GAAP net loss, respectively, divided by revenues.

Note 4: Sales volume of biodiesel includes biodiesel sold as a refined oil product to the fuel market and biodiesel sold as fatty acid methyl ester, an intermediate product, to the chemical industry. Average selling price of biodiesel represents total average selling price of biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry.

“Although diesel prices in China continue to rebound, rising raw material prices and persisting uncertainty over the consumption tax issue continue to negatively impact Gushan’s results,” said Jianqui Yu, Chairman and Principal Executive Officer of Gushan. “Given the challenging operating environment in Gushan’s core biodiesel business, the recent acquisition of a majority stake in Jin Xin, a copper recycler serving the power wire and cable industries, represents an important step in diversifying Gushan’s business and revenue streams. The Company will continue to explore other opportunities in the energy and environmental sectors that complement Gushan’s existing business and allow for the productive deployment of our financial resources.”

Financial Results for the Third Quarter of 2010

Revenues

The Company’s revenues totaled RMB41.5 million (US$6.2 million) for the third quarter of 2010, representing a decrease of 63.0% from RMB112.3 million for the third quarter of 2009 and a decrease of 31.1% from RMB60.2 million for the second quarter of 2010. The decrease in revenues on a year-to-year basis was mainly due to a decrease in the sales volume of both biodiesel and biodiesel by-products and a decrease in average selling price of biodiesel by-products. The decrease in revenues on a sequential quarterly basis was mainly due to a decrease in the sales volume of both biodiesel and biodiesel by-products.

The sales volume of biodiesel amounted to 8,363 tons for the third quarter of 2010, representing a decrease of 66.3% from 24,847 tons for the third quarter of 2009 and a decrease of 34.8% from 12,833 tons for the second quarter of 2010.

The average selling price of biodiesel was RMB4,672 (US$698.3) per ton for the third quarter of 2010, representing an increase of 13.7% from RMB4,111 per ton for the third quarter of 2009 and an increase of 5.2% from RMB4,439 per ton for the second quarter of 2010.

The sales volume of biodiesel by-products amounted to 1,260 tons for the third quarter of 2010, representing a decrease of 74.6% from 4,968 tons for the third quarter of 2009, and a decrease of 25.1% from 1,682 tons for the second quarter of 2010.

The average selling price of biodiesel by-products was RMB1,944 (US$290.6) per ton for the third quarter of 2010, representing a decrease of 4.3% from RMB2,031 per ton for the third quarter of 2009 and an increase of 0.3% from RMB1,938 per ton for the second quarter of 2010.

The year-to-year decrease in the sales volume of biodiesel was mainly due to the temporary suspension of operations at the Company’s Shanghai plant and Sichuan plant since April 2010 and August 2010, respectively, and the Company’s strategy, as previously announced, to shift its major sales channels from the refined oil market to the chemical market. The Company suspended production at its Shanghai plant beginning April 2010 due to the heightened enforcement control measures relating to poisonous, hazardous and flammable chemicals adopted by the Shanghai municipal government during the hosting of the Expo 2010 from May 1, 2010 to October 31, 2010. The Company has decided to extend the suspension of production at its Shanghai plant as a result of an ongoing lawsuit filed against the Company by a construction contractor. See “Recent Events – Defer to resume the production at Shanghai Gushan’s plant.” The Company expects to resume production at its Shanghai plant in the first quarter of 2011. The Company suspended production at its old plant in San Tai County in Sichuan in August 2010 in preparation for the relocation of the production lines to its new plant in Qin Dong Bei Industrial Park, which is currently being undertaken. After the relocation, the annual biodiesel production capacity of Sichuan Gushan’s new plant will be 100,000 tons. The new plant is expected to commence production in the first quarter of 2011.

Furthermore, to help mitigate the potential adverse impact from the consumption tax issue, the Company is continuing its efforts to expand alternative sales channels, including biodiesel sales as fatty acid methyl ester to the chemical industry, which is not subject to consumption tax, while reducing its sales of biodiesel to the refined oil market. This strategy contributed in part to the year-to-year decrease in the sales volume of biodiesel because the size of the Company’s customer base in the chemical industry was smaller than that of the refined oil market. In addition, the proportion of biodiesel sold to the chemical market continued to increase from 17.2% of the total volume of biodiesel sold in the third quarter of 2009 to 68.2% in the second quarter of 2010 and 69.1% in the third quarter of 2010.

The year-to-year increase in the average selling price of biodiesel was attributable to improved conditions in the refined oil market in the PRC since the decline in the market price of diesel in China, which began in the fourth quarter of 2008 and continued throughout the first and second quarters of 2009, resulting from a decrease in global oil prices and weaker industrial production in China amid the global financial crisis. The average selling price of biodiesel began to increase gradually from the third quarter of 2009.

Cost of Revenues

Cost of revenues for the third quarter of 2010 totaled RMB65.4 million (US$9.8 million), representing a decrease of 58.3% from RMB157.0 million for the third quarter of 2009 and a decrease of 30.3% from RMB93.8 million for the second quarter of 2010.

Cost of revenues included a provision for consumption tax of RMB2.4 million (US$0.4 million) for the third quarter of 2010 as compared to RMB19.3 million for the third quarter of 2009 and RMB3.8 million for the second quarter of 2010. The provision for consumption tax was made on a basis of RMB0.8 per liter for 3.0 million liters, 24.2 million liters and 4.8 million liters of biodiesel products sold as a refined oil product by the Company for the third quarter of 2010, for the third quarter of 2009 and for the second quarter of 2010, respectively. As previously disclosed, in April 2009, the State Administration of Taxation (“SAT”) of Fujian Province (“Fujian SAT”) and Fujian Municipal Finance Bureau jointly issued a written proposal to the State Administration of Taxation of the PRC (“PRC SAT”) requesting that biodiesel products that do not contain diesel content be exempted from consumption tax. As of the date of this press release, the PRC SAT has not replied to this proposal. Although the Company did not pay consumption tax for its sales of biodiesel products during 2009 and the first three quarters of 2010, the Company made a provision for the tax for these periods. This provision will be reversed in subsequent financial statements if the PRC SAT issues a reply in favor of the Company.

Excluding the provision for consumption tax, cost of revenues for the third quarter of 2010 decreased by 54.3% from the third quarter of 2009 and decreased by 30.0% from the second quarter of 2010. The decrease in cost of revenues on both a year-to-year and sequential quarterly basis was primarily attributable to a decrease in the Company’s sales volume of both biodiesel and biodiesel by-products. The decrease in cost of revenues was offset by an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 34.9% from RMB2,970 per ton for the third quarter of 2009 and by 11.3% from RMB3,600 per ton for the second quarter of 2010 to RMB4,008 (US$599.1) per ton in the third quarter of 2010. The increases in the cost of feedstock were caused by the increase in the Company’s suppliers’ costs, which are primarily affected by general cost inflation, particularly in labor and transportation in China, as well as a general increase in prices charged by their suppliers.

Gross Loss

The Company’s gross loss for the third quarter of 2010 totaled RMB23.9 million (US$3.6 million), compared to a gross loss of RMB44.7 million for the third quarter of 2009 and a gross loss of RMB33.6 million for the second quarter of 2010. The Company’s gross loss margin was 57.5%, 5.9% of which was attributable to the provision for consumption tax for the third quarter of 2010, compared to a gross loss margin of 39.8%, 17.2% of which was attributable to the provision for consumption tax for the third quarter of 2009 and a gross loss margin of 55.8%, 6.4% of which was attributable to the provision for consumption tax for the second quarter of 2010.

The deterioration of gross margin on both a year-to-year and sequential quarterly basis were mainly due to the general increase in the Company’s average unit costs of raw materials relative to selling prices and an increase in average fixed production costs, resulting from a decrease in the production and sales volume of the Company’s biodiesel and biodiesel by-products. On a year-to-year and sequential quarterly basis, the average unit costs of the Company’s raw materials increased by 34.9% and 11.3%, respectively, in the third quarter of 2010, while the average selling prices of its biodiesel increased by 13.7% and 5.2%, respectively, during the same period.

Research and Development Expenses

Research and development expenses totaled RMB1.0 million (US$0.1 million) in the third quarter of 2010, remaining stable as compared to RMB1.1 million for the third quarter of 2009 and RMB1.0 million for the second quarter of 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the third quarter of 2010 totaled RMB17.6 million (US$2.6 million), remaining stable as compared to RMB17.4 million for the third quarter of 2009 and RMB17.2 million for the second quarter of 2010.

Professional fees for the third quarter of 2010 amounted to RMB3.7 million (US$0.6 million), representing an increase as compared to RMB2.4 million for the third quarter of 2009 and RMB2.5 million for the second quarter of 2010, primarily due to the financial and legal due diligence assignments in respect of the acquisition of Mianyang Jin Xin Copper Company Limited (“Jin Xin”). See “Recent Events – Acquisition of 67% of Jin Xin”. Share-based compensation for the third quarter of 2010 amounted to RMB4.8 million (US$0.7 million), representing a decrease as compared to RMB6.5 million for the third quarter of 2009 and RMB5.8 million for the second quarter of 2010, primarily due to the fact that that amounts of share-based compensation recognized are declining as the options become vested.

Other Operating Expenses

Other operating expenses consisted of depreciation of buildings and machinery and salary to factory workers during the periods in which the Company suspended or deferred production due to the consumption tax issue, traffic controls under government’s directive and relocation of production facilities. As previously announced, the Company suspended production in Fujian Gushan since April 2009 as a result of road maintenance which restricted access to the plant by the Company’s suppliers and customers and has not resumed production due to the consumption tax issue. The Company suspended production in Shanghai Gushan since April 2010 due to heightened enforcement control measures during the Expo 2010 and has not resumed production as a result of an ongoing lawsuit brought against us by a construction contractor of Shanghai Gushan’s plant. See “Recent Events – Defer to resume the production at Shanghai Gushan’s plant.” Although construction of the production facilities for Chongqing Gushan and Hunan Gushan were completed in 2009, the Company deferred the commencement of production at these plants due to the consumption tax issue. The Company suspended production at its old plant in San Tai County in Sichuan in August 2010 in preparation for the relocation of the production lines to its new plant in Qin Dong Bei Industrial Park. If these suspensions and deferrals had not occurred, these expenses would have been classified as cost of revenues.

Impairment loss on property, plant and equipment

According to FASB ASC 360, Property, Plant and Equipment, the Company recognized an impairment loss of RMB951.0 million (US$142.1 million) on certain property, plant and equipment located at Fujian Gushan, Hebei Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Biomass, for the third quarter of 2010. The impairment loss represented the excess of the carrying amount over the fair value of these assets. For the purpose of estimating the fair value, the Company utilized the projected cash flows of the property, plant and equipment discounted at its weighted average cost of capital. The recognition of the impairment loss was driven by a combination of a series of adverse changes in the operating environment, in particular, the unsolved consumption tax issue and the increase in costs of raw materials over the last few quarters.

As previously announced, Sichuan Gushan would relocate the production lines of its existing plant in San Tai County to its new plant in Qin Dong Bei Industrial Park. Sichuan Gushan suspended production beginning on August 1, 2010 in preparation for the relocation, which is currently being undertaken. Pursuant to the agreement signed between Sichuan Gushan and the Economic and Commerce Bureau of San Tai County, Sichuan (“San Tai ECB”), San Tai ECB agreed to pay us RMB38.8 million (US$5.8 million) as compensation, of which RMB36.0 million (US$5.4 million) has been paid as of September 30, 2010, to Sichuan Gushan for its losses in disposing of certain machinery and equipment that cannot fit into the setting of the new plant, its relocation expenses and its losses from forfeiting the land use rights and returning the land to the municipal government of San Tai County. Furthermore, Sichuan Gushan will also be responsible for the cost of changing the registration of the land from industrial land to non-industrial land. All these losses and expenses are expected to amount to approximately RMB80.5 million (US$12.0 million). As such, in relation to the relocation, Sichuan Gushan recognized an impairment loss of RMB41.7 million (US$6.2 million) on its property, plant and equipment in the second quarter of 2010.

Other Income (Expense)

Other income (expense) primarily consists of interest income, foreign currency exchange gains or losses and other expenses. Interest income for the third quarter of 2010 amounted to RMB0.5 million (less than US$0.1 million). Foreign currency exchange gains for the third quarter of 2010 amounted to RMB7,000 (less than US$0.1 million). Other expenses, net for the third quarter of 2010 included, among others, income from the Company’s depositary bank, which is normally received in the last quarter of each year and amortized over the contract periods and a provision for business tax on intercompany advances among companies in the PRC.

Income Tax Benefit

Income tax benefit primarily consisted of corporate income tax (“CIT”), a provision for dividend withholding tax and other withholding tax.

CIT for the third quarter of 2010 amounted to nil, as compared to a CIT provision write-back of RMB0.1 million for the third quarter of 2009 and nil for the second quarter of 2010.

According to the new corporate income tax law which came into effect from January 1, 2008, and relevant regulations promulgated thereunder, PRC-resident enterprises are levied a withholding tax at a rate of 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Mainland China/HKSAR DTA”) and Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements” (“Circular 601”), a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5%. Pursuant to Circular 601, a beneficial owner under a tax treaty is not purely determined by its place of legal registration but also by other factors which depend on specific facts and circumstances, and significant judgment may be involved.

Although the Company intends to apply for the reduced withholding tax rate of 5% in the future when dividends for earnings accumulated by its PRC operating subsidiaries commencing from January 1, 2008 are wired out of the PRC, the Company made a 10% provision on such undistributed earnings to accommodate for the application of the relevant tax laws. If the local SATs approve a reduced withholding tax rate of 5% when such dividends are actually wired out of the PRC, any excess provision will be reversed in subsequent financial statements. As the Company’s subsidiaries in the PRC made net losses in the reporting periods and the Company recognized an impairment loss on property, plant and equipment, the Company reduced the provision by RMB16.7 million (US$2.5 million) for the third quarter of 2010, compared to a reduction of the provision of RMB1.6 million for the third quarter of 2009 and a reduction of the provision of RMB4.7 million for the second quarter of 2010, with respect to the dividend withholding tax.

Net loss

The Company’s net loss amounted to RMB999.0 million (US$149.3 million) for the third quarter of 2010, compared to net loss of RMB79.1 million for the third quarter of 2009 and net loss of RMB108.5 million for the second quarter of 2010.

Net loss excluding share-based compensation expenses, impairment loss of property, plant and equipment and the tax effect thereof (non-GAAP) amounted to RMB58.0 million (US$8.7 million) for the third quarter of 2010, compared to net loss of RMB72.5 million for the third quarter of 2009 and net loss of RMB64.7 million for the second quarter of 2010.

Financial Condition

As of September 30, 2010, the Company had working capital of RMB285.0 million (US$42.6 million), reflecting total current assets of RMB506.3 million (US$75.7 million) less total current liabilities of RMB221.3 million (US$33.1 million). Of the total current assets, the Company had RMB438.8 million (US$65.6 million) in cash, including RMB79.5 million and US$0.1 million deposited in licensed commercial banks in the PRC, and HK$2.4 million and US$53.2 million deposited in licensed commercial banks in Hong Kong. As of the date of this press release, the Company does not have any positions or commitments in respect of structured financial products.

Recent Events

Acquisition of 67% of Jin Xin

As of the date of this press release, the Company had consummated its acquisition of a 67% beneficial ownership interest in Jin Xin, a PRC-based company that is currently engaged in the business of copper recycling in Mianyang, Sichuan. As consideration for this ownership interest, the Company has issued 24 million ordinary shares to be held in escrow and released subject to adjustment pursuant to an earn-out arrangement, and has made a capital contribution to Jin Xin of RMB30.0 million (approximately US$4.5 million).

Jin Xin is engaged in the manufacturing of copper rods, copper wires and copper granules from recycled copper in Mianyang, Sichuan. Jin Xin mainly sells its products to producers of power wires and cables in Sichuan as well in other provinces in China. As of the date of this press release, Jin Xin has a daily production capacity of approximately 60 tons of recycled copper products and is constructing a new production line with a designed daily production capacity of approximately 100 tons. This new production line is expected to commence production in December 2010.

Share Repurchase Program

As previously announced, on October 7, 2010, the board of directors of the Company approved a share repurchase program effective October 7, 2010. Under the terms of the approved program, the Company may repurchase up to US$5 million worth of its issued and outstanding ADSs through its subsidiary, Gushan Holdings Limited, from time to time in open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or otherwise in compliance with applicable laws. The timing and extent of any repurchases will depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing under applicable laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended. As of the date of this press release, the Company has repurchased 1,014,520 ADSs at an average price of US$4.914 per ADS under this program. The Company has funded these repurchases from its available cash balances.

ADS Ratio Change

As of November 12, 2010, the ratio for Gushan’s ADSs representing ordinary shares, had changed from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing ten (10) ordinary shares. The Company believes that the subsequent increase in its ADS price that followed this ratio change will enable it to regain compliance with the continued listing standard of the New York Stock Exchange relating to minimum average share price (the “Rule”).

Under the Rule, a company can regain compliance if, on the last trading-day of any calendar month during the six month cure period or on the last trading-day of the cure period, the closing ADS price is at least $1.00 and the average closing ADS price is at least $1.00 over the 30 trading-day period immediately preceding such date. The closing ADS price on November 26, 2010, the last trading-day of the cure period, was US$3.95 per ADS and the average closing ADS price over the 30-trading-day period immediately preceding November 26, 2010 was US$2.0 per ADS.

Cancellation of certain Share Options

On November 15, 2010, with the written consent of the relevant option holders, the Company cancelled an aggregate of 3,799,527 share options that were granted on December, 28, 2007, March 25, 2008 and September 1, 2008. Immediately after this cancellation, there were 5,257,194 ordinary shares available for future issuance upon the exercise of future grants under the Company’s share option scheme.

Defer to resume the production at Shanghai Gushan’s plant

On August 20, 2009, a production facility contractor filed a lawsuit against us in the People’s Court of Fengxian District, Shanghai, alleging that we failed to pay the entire contract sum payable with respect to its construction of our Shanghai plant. We defended this lawsuit on the basis that the construction quality of the plant failed to meet the standard agreed upon between us and the contractor, and as such, we were entitled to withhold the remaining balance due. On January 18, 2010, the People’s Court of Fengxian District, Shanghai issued a judgment in favor of the contractor, pursuant to which we were held liable in the amount of approximately RMB5.9 million which has been recorded in “Accounts payable for property, plant and equipment” and “Accrued expenses and other payables” in our balance sheet. On January 28, 2010, we filed an appeal to the Shanghai No. 1 Intermediate People’s Court. Subsequently, as requested by the court, certain storage tanks were demolished for testing and quality verification during the third quarter of 2010. As a result, Shanghai Gushan will continue to suspend its production for few months longer after the end of Shanghai Expo 2010, the management expects to resume production in the first quarter of 2011.

Business Outlook for Fiscal Year 2010

The third quarter continued to be a challenging one for Gushan principally due to the low production and sales volume of biodiesel as a result of the uncertainty over the consumption tax issue, which at this date remains unresolved.

During the third quarter of 2010, the Company’s average biodiesel selling prices continued to improve over the previous quarter as demand for diesel in China continued its slow recovery in conjunction with the economic recovery in China and globally. Going forward, the Company expects this trend to continue so long as the global economy and China’s economy continue to recover. However, the Company’s raw materials input costs rose significantly during the quarter principally due to general inflation in China, which has adversely affected the Company’s profit margins. The Company will continue its efforts in diversifying its source of raw materials by entering into long-term fixed-price/cost-plus supply contracts to combat such rise in raw material costs.

As of this date, the Company’s situation with regards to the consumption tax issue remains unchanged from the previous quarter, as the Company has not received clarification from the PRC SAT on the issue. Currently, production at Fujian Gushan remains suspended and the Company has not commenced production at the Chongqing and Hunan plants pending clarification of the consumption tax issue. During the third quarter, production at Shanghai Gushan was temporarily suspended due to the Shanghai municipal government’s control measures relating to dangerous chemicals during the Expo 2010, and production at Sichuan Gushan was also temporarily suspended due to the relocation of its production lines to its new plant in Qin Dong Bei Industrial Park. Currently only Beijing Gushan and Hebei Gushan, whose combined annual biodiesel production capacity amounted to 130,000 tons, or 28.9% of Gushan’s total annual biodiesel production capacity, remain in operation. Shanghai Gushan is expected to resume production pending resolution of the ongoing lawsuit with a construction contractor and Sichuan Gushan is expected to resume production after the completion of the relocation of its plant in the first quarter of 2011. To date, other than Fujian Gushan and Sichuan Gushan, none of the Company’s production plants have received consumption tax assessments, however, no assurance can be given that Gushan will not receive such assessments for its other plants. If at any time such request is received, Gushan will evaluate the appropriateness of a suspension of production at additional plants on a case-by-case basis. The Company is continuing its efforts to expand alternative sales channels, including sales to the chemical industry, and to develop new products for the chemical industry to seek to mitigate the potential adverse impact from the consumption tax issue. However, no assurance can be given that these efforts will be successful.

The new 50,000-ton plant in Sichuan will not be completed until the end of the fourth quarter of this year. The relocation of the Sichuan plant, together with the new plant, when completed, will result in a combined annual biodiesel production capacity of 100,000 tons for Sichuan Gushan. After the consolidation of facilities in the new plant in Sichuan, Gushan’s annual biodiesel production capacity will reach 490,000 tons. However, Gushan expects that the recovery of diesel demand and hence biodiesel selling prices will be gradual. These conditions, together with the uncertainty of the consumption tax issue, are expected to continue to adversely affect Gushan’s profitability and cash flow generation in the short term. As such, Gushan is continuing its efforts in seeking opportunities to invest in businesses in the energy and/or the environmental sector. The Company’s recent acquisition of 67% of Jin Xin is a first step and is expected to contribute positively to the overall financial performance of Gushan. If this new business proves to be successful, Gushan will seek to further expand the business by increasing production capacities or acquiring related businesses.

Interim Financial Statements

The unaudited condensed consolidated statements of operations, balance sheets and cash flow statements accompanying this press release have been prepared by management using U.S. GAAP. These interim financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2009 balance sheet was derived from audited consolidated financial statements of the Company.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the purpose of reader’s convenience, is based on the H.10 statistical release of the Federal Reserve Board as of September 30, 2010, which was RMB6.6905 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its third quarter 2010 earnings conference call at 8:30 a.m. U.S. Eastern Time (9:30 p.m. Beijing / Hong Kong Time) on November 29, 2010.

Dial-in details for the earnings conference call are as follows:

US Toll Free Number	1.866.270.6057

US Toll Number: (for international callers)	1.617.213.8891

Hong Kong Toll Number	852.3002.1672

Hong Kong Toll Free Number	800.96.3844

China Toll Free Number	10.800.130.0399

UK Toll Free Number	0808.234.7616

UK Toll Number (for international callers)	44.207.365.8426

Passcode:	15213762

A replay of the call will be available on the same day at 11:30 a.m. U.S. Eastern Time (or 12:30 a.m. Hong Kong Time) until December 6, 2010 and may be accessed by phone at the following numbers.

US Toll Free Number:	1.888.286.8010

US Toll Number: (for international callers)	1.617.801.6888

Passcode:	98203150

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan is a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. The Company produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 390,000 tons. The Company’s Hebei and Beijing production facilities are currently in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this press release are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement Gushan’s consolidated financial results presented in accordance with U.S. GAAP, Gushan uses the following measures defined as non-GAAP financial measures by the SEC: net loss excluding share-based compensation, impairment loss of property, plant and equipment and the tax effect thereof (“non-GAAP net loss”), basic and diluted net loss per ADS excluding share-based compensation, impairment loss of property, plant and equipment and the tax effect thereof (“basic and diluted non-GAAP net loss per ADS”). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP measures to non-GAAP measures” set forth at the end of this release.

Gushan believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation, impairment loss of property, plant and equipment and the tax effect thereof that may not be indicative of its operating performance from a cash perspective. Gushan believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Gushan computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Gushan believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net loss and basic and diluted non-GAAP net loss per ADS is that these non-GAAP measures exclude share-based compensation, impairment loss of property, plant and equipment and the tax effect thereof, that have been and may will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures to non-GAAP financial measures.

- FINANCIAL TABLES FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except per share data and number of shares)

	Three Months Ended
	September 30, 2009	June 30, 2010	September 30, 2010
	RMB	RMB	RMB	USD
Revenue	112,273	60,230	41,519	6,206
Cost of revenues	(157,013)	(93,842)	(65,400)	(9,775)

Gross loss	(44,740)	(33,612)	(23,881)	(3,569)

Operating expenses
Research and development	(1,051)	(1,012)	(956)	(143)
Selling, general and administrative	(17,395)	(17,153)	(17,632)	(2,635)
Other operating expenses	(14,158)	(19,238)	(22,701)	(3,393)
Impairment loss of property, plant and equipment	—	(41,669)	(950,951)	(142,135)

Total operating expenses	(32,604)	(79,072)	(992,240)	(148,306)

Loss from operations	(77,344)	(112,684)	(1,016,121)	(151,875)

Other income (expense):
Interest income	389	310	512	77
Foreign currency exchange losses	(35)	(101)	7	1
Other expenses, net	(3,750)	(760)	(124)	(19)

Loss before income tax	(80,740)	(113,235)	(1,015,726)	(151,816)
Income tax benefit	1,679	4,743	16,706	2,497

Net loss	(79,061)	(108,492)	(999,020)	(149,319)

Net loss per ordinary share
- Basic	(0.474)	(0.650)	(5.988)	(0.895)
- Diluted	(0.474)	(0.650)	(5.988)	(0.895)
Net loss per ADS
- Basic	(4.739)	(6.503)	(59.882)	(8.950)
- Diluted	(4.739)	(6.503)	(59.882)	(8.950)
Weighted average ordinary shares outstanding
- Basic	166,831,943	166,831,943	166,831,943	166,831,943
- Diluted	166,831,943	166,831,943	166,831,943	166,831,943
Weighted average ADS outstanding
- Basic	16,683,194	16,683,194	16,683,194	16,683,194
- Diluted	16,683,194	16,683,194	16,683,194	16,683,194
Share-based compensation expenses included in:-
Cost of revenues	289	144	108	16
Research and development expenses	93	45	2	1
Selling, general and administrative expenses	6,160	5,614	4,687	700

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED CONDENSED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2009	September 30, 2010
	RMB	RMB	US$

ASSETS
Current assets:
Cash	571,188	438,835	65,591
Accounts receivable	2,414	838	125
Inventories	33,418	29,674	4,435
Prepaid expenses and other current assets	26,411	34,099	5,097
Income tax receivable	3,107	1,721	257
Deferred tax assets	1,192	1,169	175

Total current assets	637,730	506,336	75,680

Property, plant and equipment, net	1,641,096	586,721	87,694
Land use rights	85,384	84,537	12,635
Deferred tax assets	5,962	4,970	743
Other assets	8,957	3,816	570

Total assets	2,379,129	1,186,380	177,322

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	580	1,334	199
Accounts payable for property, plant and equipment	72,399	31,497	4,708
Accrued expenses and other payables	43,755	74,056	11,069
Provision for consumption tax	103,780	114,368	17,094
Income tax payable	1,925	—	—

Total current liabilities	222,439	221,255	33,070

Deferred tax liabilities	29,636	3,365	503
Income tax payable	10,207	9,589	1,433
Other non-current liabilities	19,984	16,659	2,490

Total liabilities	282,266	250,868	37,496

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	1,505,361	1,521,432	227,402
Accumulated other comprehensive loss	(47,756)	(54,786)	(8,189)
Retained earnings (Accumulated deficit)	639,257	(531,135)	(79,387)

Total shareholders’ equity	2,096,863	935,512	139,826

Total liabilities and shareholders’ equity	2,379,129	1,186,380	177,322

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Three Months Ended
	September 30, 2009	June 30, 2010	September 30, 2010
	RMB	RMB	RMB	US$

Cash flows from operating activities
Net loss	(79,061)	(108,492)	(999,020)	(149,319)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	6,542	5,803	4,797	717
Depreciation	35,367	36,788	33,877	5,063
Land use rights expense	371	370	360	54
Loss on disposal of property, plant and equipment	—	2	1	—
Impairment of property, plant and equipment	—	41,669	950,951	142,135
Foreign currency exchange losses (gain)	35	101	(7)	(1)
Deferred tax expense	(1,583)	(4,743)	(16,706)	(2,497)
Inventory written down	1,750	2,498	210	31
Change in assets and liabilities
Accounts receivable	750	730	386	58
Inventories	(1,412)	4,225	(3,786)	(566)
Prepaid expenses and other current assets	(12,556)	(2,219)	(576)	(86)
Income tax receivable	13,022	88	—	—
Accounts payable	(71)	(1,780)	847	127
Accrued expenses and other payables	2,044	(1,744)	2,043	305
Income tax payable	460	214	—	—
Provision for consumption tax	19,300	3,838	2,433	364
Other non-current liabilities	(564)	(995)	(989)	(148)
Other assets	3,790	1,513	1,513	226

Net cash used in operating activities	(11,816)	(22,134)	(23,666)	(3,537)

Cash flows from investing activities
Purchase of property, plant and equipment	(77,055)	(33,878)	(44,075)	(6,588)
Payments for land use rights	(6,062)	(598)	—	—
Temporary receipt from government in relation to relocation of property, plant and equipment	—	20,000	16,000	2,391

Net cash used in investing activities	(83,117)	(14,476)	(28,075)	(4,197)

Net cash used in financing activities	—	—	—	—

Effect of foreign exchange rate changes on cash	(209)	(2,028)	(4,807)	(718)

Decrease in cash	(95,142)	(38,638)	(56,548)	(8,452)
Cash at beginning of period	685,146	534,021	495,383	74,043

Cash at end of period	590,004	495,383	438,835	65,591

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per share data)

	Three Months Ended
	September 30, 2009	June 30, 2010	September 30, 2010
	RMB	RMB	RMB	USD

GAAP net loss	(79,061)	(108,492)	(999,020)	(149,319)

Share-based compensation	6,542	5,803	4,797	717
Impairment loss of property, plant and equipment	—	41,669	950,951	142,135
Income tax benefit in respect of impairment loss of property, plant and equipment	—	(3,727)	(14,735)	(2,202)

Non-GAAP net loss	(72,519)	(64,747)	(58,007)	(8,669)

GAAP net loss per ADS - Basic	(4.739)	(6.503)	(59.882)	(8.950)
Share-based compensation per ADS - Basic	0.392	0.348	0.288	0.043
Impairment loss of property, plant and equipment - Basic	—	2.498	57.001	8.520
Income tax benefit in respect of impairment loss of property, plant and equipment - Basic	—	(0.223)	(0.883)	(0.132)

Non-GAAP net loss per ADS - Basic	(4.347)	(3.880)	(3.476)	(0.519)

GAAP net loss per ADS - Diluted	(4.739)	(6.503)	(59.882)	(8.950)
Share-based compensation per ADS - Diluted	0.392	0.348	0.288	0.043
Impairment loss of property, plant and equipment - Diluted	—	2.498	57.001	8.520
Income tax benefit in respect of impairment loss of property, plant and equipment - Diluted	—	(0.223)	(0.883)	(0.132)

Non-GAAP net loss per ADS - Diluted	(4.347)	(3.880)	(3.476)	(0.519)